Mail Stop 4561

June 19, 2006

Mr. Laurence F. Mulhern
Chief Financial Officer
Elcom International, Inc.
10 Oceana Way
Norwood, Massachusetts 02062

>   **Re: Elcom International, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
>   **Form 10-QSB for the Fiscal Quarter Ended March 31, 2005**
>   **Form 10-QSB for the Fiscal Quarter Ended June 30, 2005**
>   **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
>   **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**
>   **File No. 000-27376**

Dear Mr. Mulhern:

We have reviewed the above referenced filings and your response letter dated April 17, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Note (2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9

1.   We note your response to prior comment number 5 and your revised hosting services revenue recognition disclosure. Clarify when you recognize revenue for the implementation fees included in such arrangements. That is, clarify whether you

recognize revenue for your implementation fees over the term of the hosting services or upfront. In addition, tell us how your policy complies with the guidance of SAB Topic 13, Section A.3.f. Note, this comment relates to your policy for all hosting arrangements except for the Capgemini arrangement.

2.   We note your response to prior comment numbers 9 through 11 with respect to the manner in which you allocate and recognize revenue for the various elements of the Capgemini arrangement. We note you allocated the entire fee received from Capgemini upon satisfaction of the delivery requirement of EITF 00-3 to the software license portion of the arrangement (i.e. the fees received from the four milestone payments). Clarify why you did not allocate any of these fees to the hosting element pursuant to paragraph 6 of EITF 00-3. In this respect, it appears that you had an obligation to host your software to Capgemini for a period of seven years in addition to your obligation to host the software to the Scottish Executive entities that elect to sign up for this service. If this is correct, you would be required to establish VSOE of fair value of the Capgemini hosting services and recognize such allocated revenue over the hosting term. If you are unable to establish VSOE of fair value of such hosting services, you would refer to paragraph 12 of SOP 97-2, as amended by SOP 98-9, to determine the appropriate accounting.

Note (3) Loans Payable, page F-16

3.   Your response to prior comment number 13 indicates that all your fiscal year 2005 convertible debt arrangements qualify as conventional convertible debt. Your response also indicates that the conversion price of debt settled in Regulation S stock was equal to the actual sale price of Regulation S stock issued in December 2005 and the conversion price of the debt settled in Regulation D stock was based on the moving average of your Regulation S stock and the actual price of your Regulation S stock in December 2005. Therefore, it appears that the conversion price of these debt arrangements was based on the price of your Regulation S stock. Clarify why you believe that such conversion feature qualifies as a "standard" anti-dilution provision as discussed in paragraph 8 of EITF 05-2. If you conclude that the anti-dilution provision is not standard and hence, the debt is not conventional convertible, please provide your analysis of each of the conditions described in paragraphs 12-32 of EITF 00-19 as to whether the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative. As part of your response, specifically tell us how you determined that the contract contains an explicit limit on the number of shares to be delivered in share settlement in order to qualify for equity classification pursuant to paragraphs 20 through 23 of EITF 00-19.

Note (6) Stockholders' Equity

(d) Issuances of Common Stock Under Regulation D, page F-19

4.   Your response to prior comment number 12 states, in part, that paragraph 20 of EITF 00-19 does not apply to your convertible debenture agreement because you could always calculate, in advance, what the impact of a specific subsequent equity issuance transaction would be and, accordingly, believe that you were always dealing with a determinate amount of shares of common stock. Clarify why you believe that the contract contains an explicit limit on the number of shares to be delivered in share settlement as the conversion price could be adjusted based on the fair value of your common stock at the date of subsequent equity issuance. As part of your response, tell us whether you have control over the price of your common stock delivered in offerings of your equity.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 3. Controls and Proceedures, page 20

5.   We note your Chief Executive and Financial Officers concluded your disclosure controls and procedures are "were effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

*****

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant